

FOLIONET FINANCIAL LLC

Miami, FL

STATEMENT OF FINANCIAL CONDITION

December 31, 2020







UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-69775

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Folionet Financial LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1221 Brickell Ave. Suite 900
(No. and Street)

Miami	FL	33131
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Juan L. Santos (305) 303-4279
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Haynie & Company
(Name – *if individual, state last, first, middle name*)

1785 West 2300 S	Salt Lake City	UT	84119
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TABLE OF CONTENTS



Haynie & Company
Certified Public Accountants
& Management Consultants

1785 West 2320 South
Salt Lake City, UT 84119
801-972-4800
801-972-8941
www.HaynieCPAs.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Folionet Financial, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Folionet Financial, LLC as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Folionet Financial, LLC as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Folionet Financial, LLC's management. Our responsibility is to express an opinion on Folionet Financial, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Folionet Financial, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Haynie & Company

Haynie & Company
Salt Lake City, Utah
February 27, 2021

We have served as Folionet Financial, LLC's auditor since 2019.

OATH OR AFFIRMATION

I, __Juan L. Santos__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Folionet Financial LLC__ , as of __December 31st__ , 20 __20__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____



_____
Signature

__CEO__
_____
Title



ROBERT JOSE ROMERO
Notary Public - State of Florida
Commission # GG 368038
My Comm. Expires Aug 20, 2023

_____
Notary Public

This report ** contains (check all applicable boxes):

- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*__**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).__*

FOLIONET FINANCIAL, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2020

ASSETS

Assets

Cash	$14,169
Commissions receivable - Clearing B/D	51,147
Clearing deposit - (APEX/StoneX)	350,569
Deposits	542
Security deposit	3,878
TOTAL ASSETS	**$420,305**

LIABILITIES AND EQUITY

Liabilities

Broker's payable Apex	16,898
Commissions payable	28,323
Accrued payroll	5,973
Total Liabilities	**51,194**
Members' Equity	**369,111**
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$420,305**

_____
See accompanying notes to financial statements

3

FOLIONET FINANCIAL, LLC

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations and Organization

Folionet Financial LLC (the "Company"), formerly known as Santos Capital Group LLC, is a securities broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company was organized under the laws of the state of Florida on March 12, 2014 as a Limited Liability Company.

The Company's primary activities include the sale of equities, options, fixed income, and mutual funds.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES

Basis of Financial Statement Presentation

The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America. The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

Cash Equivalents

For purposes of reporting cash flow, cash and cash equivalents include money market accounts and any highly liquid debt instrument purchased with a maturity of three months or less.

Use of Estimates

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at December 31, 2020 and revenues and expenses during the year then ended. The actual outcomes of the estimates could differ from the estimates made in preparation of the financial statements.

Commission Receivable

Commissions receivables are recorded at net receivable value and earned through December 31, 2020. Amounts received after year end, for services of the prior year, were classified as commission receivables. Amounts classified as commission receivable were received in the subsequent month, therefore, an allowance for doubtful accounts was not considered necessary.

FOLIONET FINANCIAL, LLC

Revenue Recognition

The Company follows ASU 2014-9, Revenue from Contracts with Customers (Topic 606) ("ASU 2014-9). ASU 2014-9, and related amendments, provide comprehensive guidance for recognizing revenue from contracts with customers. Revenue is recognized when the entity transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchanged for those goods or services. The guidance includes a five-step framework that requires an entity to: (a) identify the contract(s) with a customer, (b) identify the performance obligation in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when the entity satisfies the performance obligation.

The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract, and; whether constraints on variable consideration should be applied due to uncertain future events.

Principal transactions and commission income. The Company buys and sells securities on behalf of its customers both as agent or on a riskless principal basis. Each time a customer enters into a buy or sell transaction, the Company charges a commission, and if as principal, recognizes a gain. Principal transactions income, commissions, and related clearing expenses are recorded on the trade date. The Company has determined that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument, counter parties are identified, the pricing is agreed upon and the risks and rewards of ownership have transferred to or from customer.

Service Fees. The Company charges customers account administrative service fees. Revenue for administrative arrangements is generally recognized at the point in time that performance under the arrangement is completed. However, for certain contracts, revenue is recognized over time for arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some instances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract.

Other income. The Company recognizes other income earned from account fees from customers and counterparties including clearing reimbursements paid by the clearing firm, and other expenses reimbursed where the Company controls a promised good or service to the customer. In this case the Company is acting in a principal capacity and as a result recognizes revenue on a gross basis.

Government and Other Regulations

The Company's business is subject to significant regulation by various governmental entities and self-regulatory organizations. These regulations include, among other things, periodic examinations by such regulatory agencies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

FOLIONET FINANCIAL, LLC

New Account Policy Pronouncements

There is a recent accounting pronouncement related to lease accounting standard. This new rule was considered, and no material impact noted.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) which has subsequently been amended by ASU 2018-01, 2018-10 and 2018-11. The guidance requires the recognition of lease assets and lease liabilities for leases previously classified as operating leases under GAAP. The new guidance is effective for the Company beginning in fiscal year 2020. The only material leasing arrangements the Company is engaged in consist of a lessee agreement for the current office space. These leases are currently being accounted for as operating leases in fiscal year 2020. The adoption of this new guidance did not have a notable impact on the results of operations.

Technology

The Company has a month to month agreement with a technology company where they provide software development, licensing, maintenance, support, and market data for a minimum cost of $2,500. The contract can be canceled without notice.

NOTE 3 - CLEARING ARRANGEMENTS

The Company has clearing agreements with Apex Clearing Corporation ("Apex") and StoneX Financial Inc. ("StoneX") to provide execution and clearing services on behalf of its customers on a fully disclosed basis. The Company does not carry or clear any customer accounts. The Company's agreement provides that its clearing brokers will keep records of the transactions affected and cleared in the customer's accounts pursuant to Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"). In addition, clearing brokers provide preparation and distribution of customers' confirmation and statements, including the maintenance of margin requirements under the Exchange Act and FINRA rules. Pursuant to both clearing agreements, the Company is required to maintain a clearing deposit at each clearing institution. At December 31, 2020, the Company maintains clearing deposits at Apex and StoneX amounting to $250,255 and $100,315 respectively. At December 31, 2020, the Company had commission receivable of $51,147 from StoneX.

NOTE 4 - SEC RULE 15c3-3 EXEMPTION

The Company operates pursuant to the (k)(2)(ii) exemptive provision of SEC Rule 15c3-3, because it carries no customer accounts, all transactions are cleared through both clearing organizations on a fully disclosed basis, and promptly transmits all funds and securities to those clearing organizations.

NOTE 5 - NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital at an amount equal to the greater of $5,000 or 6 2/3% of Aggregate Indebtedness, as defined under the Rule.

At December 31, 2020, the Company had net capital of $364,783, which was $359,783 in excess of its minimum net capital requirement. The ratio of Aggregate Indebtedness to Net Capital should not exceed 15 to 1. At December 31, 2020, the ratio of Aggregate Indebtedness to Net Capital was 0.14 to 1.

FOLIONET FINANCIAL, LLC

NOTE 6 - LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS

None of the Company's liabilities have been subordinated to the claims of creditors as of December 31, 2020.

NOTE 7 - COMMITMENTS

The Company leases its office facilities under a non-cancelable operating lease that began on January 1, 2020 and expires on December 31, 2021. Future minimum lease payments for years ending December 31 are approximately as follows:

Year	Amount
2021	$11,616

NOTE 8 - CONCENTRATIONS

Commission income of approximately 90% of total commission income was generated from two registered representative during the year ended December 31, 2020.

NOTE 9 - MANAGEMENT REVIEW AND SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 27, 2021 which is the date the financial statements were available to be issued and approved by management. There have been no subsequent events as of the date the financial statements were available to be issued which need to be disclosed in the accompanying financial statements.

NOTE 10 – RELATED PARTY DISCLOSURES

The Company had no related party activities in the current period that require disclosures. Capital for the Company is provided by its wholly owned parent company Santos Capital Holdings Inc. Santos Capital Holdings Inc. is majority owned and funded by Juan L. Santos.

NOTE 11 – PAYCHECK PROTECTION PROGRAM LOAN

The Company, as a result of the CARES Act, received during the period an SBA Paycheck Protection Program Loan ("PPP loan") for $39,946. This item was separately recorded as income and disclosed in the Statement of Operations and Statement of Cash Flow. The total amount of the PPP loan was fully forgiven during the same period by the SBA after completing a forgiveness application.

NOTE 12 – INCOME TAXES

The Company elected to be treated as a corporation for federal income tax purposes and has filed form 8832 with the IRS. It does not consolidate financial statements with its parent company. Income taxes are accounted for under the asset and liability approach. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying

amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The U.S. Federal jurisdiction and Florida are the major tax jurisdictions where the Company files income tax returns. As of December 31, 2020, the Company incurred no income tax expenses, deferred tax assets or liabilities due to the Company´s net operating loss of $193,299. No provision for income taxes has been recognized in the financial statements.

A reconciliation of the provision for income taxes computed using the US statutory federal income tax rate is as follows:

	December 31, 2020
Net operating loss before taxes	($193,299)
Federal income tax rate	21%
Tax expense (benefit) at the statutory rate	(40,593)
Change in valuation allowances	40,593
Provision for income taxes	-

The significant components of the Company´s deferred tax assets were:

	December 31, 2020
Deferred tax assets:	
Net operating loss carry forward	$352,059
Less valuation allowance	(352,059)
Net deferred tax asset	-

Deferred tax assets and liabilities reflect the effects of tax losses, credits and the future income tax effects of temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and are measured using enacted tax rates that apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

As of December 31, 2020, the Company recorded a valuation of $352,059 for its deferred tax assets. The Company believes that such assets did not meet the more likely than not criteria to be recoverable through projected future profitable operations in the foreseeable future.

NOTE 13 – COVID-19

On January 30, 2020, the World Health Organization ("WHO") announced a global health emergency because of a new strain of coronavirus ("COVID-19"). In March 2020, the WHO classified the COVID-19 outbreak as a pandemic, based on the rapid increase in exposure globally.

The full impact of the COVID-19 outbreak continues to evolve. Management has taken steps to implement social distancing and remote computing capabilities to protect its workforce and customers from COVID-19. Although the impact that the pandemic will ultimately have on the Company's financial condition and

FOLIONET FINANCIAL, LLC

future results of operations is not yet know, management does not believe the Company will be materially negatively impacted.